Delisting Determination, The Nasdaq Stock Market, LLC, July 27, 2023, Crescera Capital Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Ordinary Shares, unit, and warrant of Crescera Capital Acquisition Corp. (the Company), effective at the opening of the trading session on August 7, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5452(a)(1), 5452(a)(2)(C), and 5815(a)(1)(B)(ii)(c).
The Company was notified of the Staff determination on June 30, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on July 11, 2023. The Staff determination to delist the Company securities became final on July 11, 2023.